Net 1 UEPS Technologies, Inc.

President Place, 4th Floor,
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa
011-27-11-343-2000

March 13, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Net 1 UEPS Technologies, Inc.
Withdrawal of Registration Statement on Form S-3
File Number: 333-163000

Ladies and Gentlemen:

Net 1 UEPS Technologies, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-3 (File No. 333-163000) filed with the United States Securities and Exchange Commission (the “Commission”) on November 9, 2009, as amended on August 25, 2010, together with all exhibits thereto (the “2009 Registration Statement”).

The Company submits this request for withdrawal as it no longer wishes to pursue any sale of securities under the 2009 Registration Statement and filed a new Registration Statement on Form S-3 (File No. 333 – 180059) with the Commission on March 13, 2012 (the “2012 Registration Statement”). The Company confirms that no securities have been distributed, issued or sold pursuant to the 2009 Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the 2009 Registration Statement. However, in connection with the filing of the 2012 Registration Statement, the Company has requested, in accordance with Rule 457(p) under the Securities Act of 1933, as amended, that all fees paid to the Commission in connection with the filing of the 2009 Registration Statement be credited to the Company’s account and offset against the filing fee for the 2012 Registration Statement.

Please send copies of the written order granting withdrawal of the 2009 Registration Statement to Net 1 UEPS Technologies, Inc. at the address set forth above. If you have any questions with respect to this matter, please contact Ms. Marjorie Sybul Adams, Esq., at DLA Piper LLP (US), 1251 Avenue of the Americas, New York, NY 10020, (212)335-4517.

Sincerely,

/s/ Serge C.P. Belamant

Dr. Serge C.P. Belamant
Chief Executive Officer and Chairman of the Board